

February 27, 2012

<u>Via E-mail</u>
James Dale
Chairman and Chief Executive Officer
Panache Beverage, Inc.
40W. 23rd Street, 2nd Floor
New York, NY 10001

      Re: **Panache Beverage, Inc.**
               Form 8-K
               Filed August 24, 2011, as amended
               File No. 000-52670

               Form 10-Q for period ended September 30, 2011
               Filed November 21, 2011
               File No. 000-52670

Dear Mr. Dale:

We issued comments to you on the above mentioned Form 8-K on December 22, 2011. In addition, we issued comments to you on the above mentioned Form 10-Q on January 17, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 9, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 9, 2012, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Harold Martin, Esq.